Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The financial information in this Form 6-K concerning TOTAL S.A. and its subsidiaries and affiliates (collectively, “TOTAL” or the “Group”) with respect to the first quarter ended March 31, 2013, has been derived from TOTAL’s unaudited consolidated financial statements for the first quarter ended March 31, 2013. Following the application of revised accounting standard IAS 19 effective January 1, 2013, the information for 2012 and 2011 in this exhibit has been restated; however, the impact on such restated results is not significant (for further information concerning this restatement, see note 1 of the notes to the unaudited interim consolidated financial statements provided elsewhere in this Form 6-K).

The following discussion should be read in conjunction with the unaudited interim consolidated financial statements and the related notes provided elsewhere in this Form 6-K and with the information, including the audited financial statements and related notes, for the year ended December 31, 2012, in TOTAL’s Annual Report on Form 20-F for the year ended December 31, 2012, filed with the Securities and Exchange Commission on March 28, 2013.

•             Key figures and consolidated accounts of TOTAL*

in millions of euros except earnings per share and number of shares	1Q13	4Q12	1Q12	1Q13 vs 1Q12
Sales	48,130	49,868	51,168	-6%
Adjusted net operating income from business segments**
• Upstream	2,466	2,686	3,057	-19%
• Refining & Chemicals	383	367	64	x6
• Marketing & Services	265	267	141	+88%
Fully-diluted earnings per share (euros)	0.68	1.03	1.62	-58%
Fully-diluted weighted-average shares (millions)	2,269	2,270	2,265	—
Net income (Group share)	1,537	2,341	3,668	-58%
Investments***	5,984	6,623	5,940	+1%
Divestments	616	1,566	1,690	-64%
Net investments	5,368	5,057	4,250	+26%
Cash flow from operations	3,718	5,865	5,267	-29%

*          Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. See “Analysis of business segment results” below for further details.

**       For a discussion of the segment reorganization effective January 1, 2012, see “Analysis of business segments” below.

***     Including acquisitions.

•             First quarter 2013 results

o            Sales

In the first quarter 2013, the Brent price averaged $112.6/b, a decrease of 5% compared to the first quarter 2012 and an increase of 2% compared to the fourth quarter 2012. The European refining margin indicator (ERMI) averaged $26.9/t, an increase of 29% compared to the first quarter 2012, but a decrease of 21% compared to the fourth quarter 2012. The environment for petrochemicals improved in Europe thanks to a decline in feedstock costs, yet demand continued to be weak.

The euro-dollar exchange rate averaged $1.32/€ in the first quarter 2013, compared to $1.31/€ in the first quarter 2012 and $1.30/€ in the fourth quarter 2012.

In this environment, sales were €48,130 million in the first quarter 2013, a decrease of 6% compared to €51,168 million in the first quarter 2012.

o            Net income

Net income (Group share) in the first quarter 2013 decreased by 58% to €1,537 million from €3,668 million in the first quarter 2012, mainly due to the impacts of special items and the inventory valuation effect (as described below), as well as the decrease in Upstream results compared to the first quarter 2012. The after-tax inventory valuation effect (as defined below under “Analysis of business segment results”) had a negative impact on net income (Group share) in the first quarter 2013 of €51 million compared to a positive impact of €590 million in the first quarter 2012. The changes in fair value of trading inventories and storage contracts (as defined below under “Analysis of business segment results”) had a positive impact on net income (Group share) in the first quarter 2013 of €1 million compared to a negative impact of €20 million in the first quarter 2012. Special items had a negative impact on net income (Group share) in the first quarter 2013 of €1,276 million, comprised essentially of a net loss of €1,247 million relating to the sale of a 49% interest in the Voyageur upgrader project in Canada. This decision, following a strategic review of this project, is consistent with the Group’s commitment to economically develop its Canadian oil sands projects and provides investment savings of approximately €4.3 billion (approximately $5.7 billion) over the next five years. Special items had a positive impact on net income (Group share) in the first quarter 2012 of €18 million.

Fully-diluted earnings per share, based on 2,269 million fully-diluted weighted-average shares, was €0.68 in the first quarter 2013 compared to €1.62 in the first quarter 2012, a decrease of 58%.

o            Investments — divestments(1)

Investments, excluding acquisitions and including changes in non-current loans, were €4.85 billion in the first quarter 2013, an increase of 25% compared to €3.9 billion in the first quarter 2012.

Acquisitions were €934 million in the first quarter 2013, comprised essentially of the acquisition of an additional 6% stake in Ichthys LNG, exploration permits in Mozambique and the carry agreement in the Utica shale gas and condensates field in the United States. Acquisitions were €1.8 billion in the first quarter 2012.

Asset sales in the first quarter 2013 were €420 million, including mainly the sale of a 49% interest in the Voyageur upgrader project in Canada. Several asset sales have been announced by the Group, including TIGF, Usan and Tempa Rossa, which are in-progress and are not reported in the accounts of the first quarter 2013. These transactions represent approximately €3.8 billion (approximately $5 billion) in the aggregate. Asset sales were €1.5 billion in the first quarter 2012.

Net investments(2) were €5.4 billion in the first quarter 2013 compared to €4.2 billion in the first quarter 2012.

o            Cash flow

Cash flow from operations was €3,718 million in the first quarter 2013, a decrease of 29% compared to the first quarter 2012, essentially resulting from an increase in working capital requirements.

The Group’s net cash flow(3) was negative €1,650 million in the first quarter 2013 compared to positive €1,017 million in the first quarter 2012. This decrease is mainly due to increases in working capital requirements and net investments between the two periods.

The net-debt-to-equity ratio was 25.9% on March 31, 2013, compared to 21.9% on December 31, 2012, and 22.6% on March 31,  2012(4).

•             Analysis of business segment results

In October 2011, the Group announced a proposed reorganization of its Downstream and Chemicals segments. The procedure for informing and consulting with employee representatives took place and the reorganization became effective on January 1, 2012. This

(1)             Detail shown on page 11 of this exhibit.

(2)             Net investments = investments including acquisitions and changes in non-current loans — asset sales.

(3)             Net cash flow = cash flow from operations - net investments.

(4)             Detail shown on page 11 of this exhibit.

led to organizational changes, with the creation of: a Refining & Chemicals segment, a large industrial center that encompasses refining, petrochemicals, fertilizers and specialty chemicals operations, as well as oil trading and shipping activities; and a Supply & Marketing segment (renamed the Marketing & Services segment on November 13, 2012), which is dedicated to worldwide supply and marketing activities in the oil products field. A further reorganization of the Group’s Upstream and Marketing & Services segments became effective as of July 1, 2012, with the Upstream segment now consisting of the activities of Gas & Power in addition to the exploration and production of hydrocarbons, and the Marketing & Services segment now consisting of the activities of New Energies in addition to the Group’s worldwide businesses of supplying and marketing petroleum products. Historical numbers contained herein have been restated on this basis.

The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred in prior years or are likely to recur in following years.

In accordance with IAS 2, the Group values inventories of petroleum products in the financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Supply segments are presented according to the replacement cost method in order to facilitate the comparability of the Group’s results with those of its competitors and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results under the FIFO and replacement cost methods.

As from January 1, 2011, the effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS. IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories recorded at their fair value based on forward prices. Furthermore, TOTAL, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in the Group’s internal economic performance. IFRS, by requiring accounting for storage contracts on an accrual basis, precludes recognition of this fair value effect.

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items, excluding (as from January 1, 2011) the effect of changes in fair value. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in TOTAL’s consolidated interim financial statements, see pages 19-22 and 24-25 of this exhibit.

The Group measures performance at the segment level on the basis of net operating income and adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.

o            UPSTREAM SEGMENT

•             Environment — liquids and gas price realizations*

	1Q13	4Q12	1Q12	1Q13 vs 1Q12
Brent ($/b)	112.6	110.1	118.6	-5%
Average liquids price ($/b)	106.7	106.4	115.2	-7%
Average gas price ($/Mbtu)	7.31	6.94	7.16	+2%
Average hydrocarbons price ($/boe)	77.4	77.0	82.1	-6%

*              Consolidated subsidiaries, excluding fixed margins.

•             Production

Hydrocarbon production	1Q13	4Q12	1Q12	1Q13 vs 1Q12
Combined production (kboe/d)	2,323	2,293	2,372	-2%
• Liquids (kb/d)	1,193	1,206	1,229	-3%
• Gas (Mcf/d)	6,137	5,897	6,226	-1%

Hydrocarbon production was 2,323 thousand barrels of oil equivalent per day (kboe/d) in the first quarter 2013, a decrease of 2% compared to the first quarter 2012, essentially as a result of:

•           +4% for start-ups and ramp-ups of new projects;

•           -3% for normal decline and maintenance;

•           -0.5% for portfolio changes, comprised essentially of the sale of assets in the UK, Nigeria and Columbia, net of the positive effect of an increased interest in Novatek; and

•           -2.5% for the incident at Elgin in the UK North Sea and security conditions in Nigeria.

•             Results

As described under “Analysis of business segment results” above, effective July 1, 2012, the Upstream segment no longer includes the activities of New Energies, which are now reported with the Marketing & Services segment. As a result, certain information has been restated according to the new organization.

in millions of euros	1Q13	4Q12	1Q12	1Q13 vs 1Q12
Non-Group sales	5,452	5,988	6,177	-12%
Operating income	4,962	4,425	6,483	-23%
Adjustments affecting operating income	(2)	624	25	n/a
Adjusted operating income*	4,960	5,049	6,508	-24%
Adjusted net operating income*	2,466	2,686	3,057	-19%
• includes adjusted income from equity affiliates	633	350	495	+28%
Investments	5,255	5,518	5,306	-1%
Divestments	543	1,415	748	-27%
Cash flow from operating activities	4,150	4,429	5,766	-28%

*              Detail of adjustment items shown on pages 19-22 and 24-25 of this exhibit.

Adjusted net operating income from the Upstream segment was €2,466 million in the first quarter 2013 compared to €3,057 million in the first quarter 2012, a decrease of 19%. This decrease is explained by a less favorable environment and a decrease in production between the two periods, as well as higher technical costs. The increase in technical costs is mainly due to higher amortization related to project start ups.

Adjusted net operating income for the Upstream segment excludes special items. The exclusion of special items had a positive impact on the Upstream segment’s adjusted net operating income in the first quarter 2013 of €1,246 million, comprised essentially of a net loss of €1,247 million relating to the sale of a 49% interest in the Voyageur upgrader project in Canada (as described in “First quarter 2013 results — Net income”, above), and a positive impact of €20 million in the first quarter 2012.

The effective tax rate(5) for the Upstream segment in the first quarter 2013 was 62.7% compared to 61.0% in the first quarter 2012, mainly due to increased non-deductible exploration charges.

The return on average capital employed (ROACE(6)) for the Upstream segment was 17% for the twelve months ended March 31, 2013, compared to 18% for the full-year 2012. The annualized first quarter 2013 ROACE for the Upstream segment was 15%.

o            REFINING & CHEMICALS SEGMENT

•             Refinery throughput and utilization rates*

	1Q13	4Q12	1Q12	1Q13 vs 1Q12
Total refinery throughput (kb/d)	1,763	1,648	1,830	-4%
• France	627	532	692	-9%
• Rest of Europe	866	847	879	-1%
• Rest of world	270	269	259	+4%
Utilization rates**
• Based on crude only	83%	76%	82%
• Based on crude and other feedstock	86%	79%	88%

*              Includes share of TotalErg. Results for refineries in South Africa, French Antilles and Italy are reported in the Marketing & Services segment.

**     Based on distillation capacity at the beginning of the year.

The decrease in refinery throughput compared to the first quarter 2012 is mainly due to the turnaround of the Normandy refinery in the context of a modernization project for the first part of the quarter, maintenance at the Donges refinery, and the closure of the Rome refinery that occurred at the end of the third quarter 2012. Throughput was down at the beginning of the quarter during a challenging environment, yet progressively returned to levels comparable to those of the first quarter 2012.

•             Results

in millions of euros (except the ERMI)	1Q13	4Q12	1Q12	1Q13 vs 1Q12
European refining margin indicator - ERMI ($/t)	26.9	33.9	20.9	+29%
Non-Group sales	21,618	22,169	23,096	-6%
Operating income	337	(153)	740	-54%
Adjustments affecting operating income	73	541	(783)	n/a
Adjusted operating income*	410	388	(43)	n/a
Adjusted net operating income*	383	367	64	x6
• Contribution of Specialty chemicals**	90	94	91	-1%
Investments	533	573	429	+24%
Divestments	27	101	141	-81%
Cash flow from operating activities	(288)	502	(36)	n/a

*              Detail of adjustment items shown on pages 19-22 and 24-25 of this exhibit.

**         Made up of Hutchinson, Bostik and Atotech.

The European refinery margin indicator (ERMI) averaged $26.9/t in the first quarter 2013, an increase of 29% compared to the first quarter 2012.

Adjusted net operating income from the Refining & Chemicals segment was €383 million in the first quarter 2013, nearly six times than that of the first quarter 2012, due to the improvement of refining margins and petrochemical margins at the end of the quarter as well as the improved operational performance of facilities.

(5)             Defined as: (tax on adjusted net operating income) / (adjusted net operating income — income from equity affiliates, dividends received from investments + tax on adjusted net operating income).

(6)             Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 12 of this exhibit.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had a positive impact on the Refining & Chemicals segment’s adjusted net operating income in the first quarter 2013 of €34 million and a negative impact of €553 million in the first quarter 2012. The exclusion of special items had a positive impact on the Refining & Chemicals segment’s adjusted net operating income in the first quarter 2013 of €19 million and no impact in the first quarter 2012.

The ROACE for the Refining & Chemicals segment was 10% for the twelve months ended March 31, 2013, compared to 9% for the full-year 2012. The annualized first quarter 2013 ROACE for the Refining & Chemicals segment was 9%.

o            MARKETING & SERVICES SEGMENT

•             Refined product sales

Sales in kb/d*	1Q13	4Q12	1Q12	1Q13 vs 1Q12
Europe	1,108	1,123	1,211	-9%
Rest of world	607	583	529	+15%
Total sales volumes	1,715	1,706	1,740	-1%

*              Excludes trading and bulk sales, which are reported under the Refining & Chemicals segment (see page 10 of this exhibit); includes share of TotalErg.

In the first quarter 2013, sales volumes decreased by 1% compared to the first quarter 2012. This decrease is due to a decline in European sales, which were particularly impacted by the closure of the Rome refinery, in an environment of decreasing demand for refined products. The decrease in sales of specialty products was partially offset by increased sales outside of Europe.

in millions of euros	1Q13	4Q12	1Q12	1Q13 vs 1Q12
Non-Group sales	20,999	21,699	21,852	-4%
Operating income	388	272	386	+1%
Adjustments affecting operating income	21	110	(63)	n/a
Adjusted operating income*	409	382	323	+27%
Adjusted net operating income*	265	267	141	+88%
• Contribution of New Energies	(13)	14	(116)	n/a
Investments	187	508	198	-6%
Divestments	38	46	45	-16%
Cash flow from operating activities	(93)	1,024	(444)	n/a

*              Detail of adjustment items shown on pages 19-22 and 24-25 of this exhibit.

The Marketing & Services segment’s sales in the first quarter 2013 were €21 billion, a decrease of 4% compared to the first quarter 2012.

Adjusted net operating income from the Marketing & Services segment in the first quarter 2013 was €265 million, an increase of 88% compared to the first quarter 2012, mainly due to improved margins on certain specialty products and an improved contribution from New Energies.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had a positive impact on the Marketing & Services segment’s adjusted net operating income in the first quarter 2013 of €14 million and a negative impact of €40 million in the first quarter 2012. The exclusion of special items had a positive impact on the Marketing & Services segment’s adjusted net operating income in the first quarter 2013 of €10 million and a positive impact of €20 million in the first quarter 2012.

The ROACE for the Marketing & Services segment was 13% for the twelve months ended March 31, 2013, compared to 12% for the full-year 2012. The annualized first quarter 2013 ROACE for the Marketing & Services segment was 15%.

•             Summary and outlook

Pending approval at the May 17, 2013 Annual Shareholders Meeting, TOTAL S.A. will pay on June 27, 2013, the €0.59 per share(7)  remainder of the 2012 dividend. The 2012 cash dividend represents a total of €2.34 per share, an increase of 3% compared to the previous year.

In addition, the Board of Directors decided on April 25, 2013, to pay a first quarter 2013 interim dividend of €0.59/share on September 27, 2013(8).

Since the beginning of the year, the Group successfully restarted production at Elgin-Franklin in the UK North Sea following the approval of the safety case by UK authorities. Production has reached nearly 50% of the fields’ potential. The next scheduled start-ups include Angola LNG, Sulige in China, and Kashagan in Kazakhstan. TOTAL continues to pursue the development of its major projects, most recently with the launch of Moho Nord.

The Group’s ambitious exploration program continues with high-potential wells targeting frontier prospects, including in Gabon, Kenya and Indonesia. 80% of TOTAL’s exploration potential this year is yet to be drilled.

In the downstream, refinery throughput in the second quarter will be impacted by a turnaround at Carling and scheduled maintenance at Antwerp. Since the beginning of the second quarter 2013, European refining margins and petrochemicals margins have been trending favorably.

Forward-looking statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and may be preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.

Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:

•                  material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;

•                  changes in currency exchange rates and currency devaluations;

•                  the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL;

•                  uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;

•                  uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;

•                  changes in the current capital expenditure plans of TOTAL;

•                  the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;

•                  the financial resources of competitors;

•                  changes in laws and regulations, including tax and environmental laws and industrial safety regulations;

•                  the quality of future opportunities that may be presented to or pursued by TOTAL;

(7)             The ex-dividend date will be June 24, 2013.

(8)             The ex-dividend date will be September 24, 2013.

•                  the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;

•                  the ability to obtain governmental or regulatory approvals;

•                  the ability to respond to challenges in international markets, including political or economic conditions, including international armed conflict, and trade and regulatory matters;

•                  the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;

•                  changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;

•                  the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and

•                  the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

For additional factors, you should read the information set forth under “Item 3. Risk Factors”, “Item 4. Information on the Company — Other Matters”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F for the year ended December 31, 2012.

Operating information by segment for first quarter of 2013

•                  Upstream

Combined liquids and gas production by region (kboe/d)	1Q13	4Q12	1Q12	1Q13 vs 1Q12
Europe	392	421	499	-21%
Africa	692	701	709	-2%
Middle East	542	482	511	+6%
North America	71	67	68	+4%
South America	172	175	182	-5%
Asia-Pacific	236	227	214	+10%
CIS	218	220	189	+15%
Total production	2,323	2,293	2,372	-2%
Includes equity affiliates	681	624	628	+8%

Liquids production by region (kb/d)	1Q13	4Q12	1Q12	1Q13 vs 1Q12
Europe	166	185	226	-27%
Africa	552	568	566	-2%
Middle East	329	312	300	+10%
North America	27	26	24	+13%
South America	57	57	63	-10%
Asia-Pacific	31	28	24	+29%
CIS	31	30	26	+19%
Total production	1,193	1,206	1,229	-3%
Includes equity affiliates	325	307	299	+9%

Gas production by region (Mcf/d)	1Q13	4Q12	1Q12	1Q13 vs 1Q12
Europe	1,215	1,270	1,492	-19%
Africa	707	654	730	-3%
Middle East	1,165	930	1,143	+2%
North America	250	228	247	+1%
South America	637	657	663	-4%
Asia-Pacific	1,151	1,127	1,073	+7%
CIS	1,012	1,031	878	+15%
Total production	6,137	5,897	6,226	-1%
Includes equity affiliates	1,922	1,712	1,773	+8%

Liquified natural gas	1Q13	4Q12	1Q12	1Q13 vs 1Q12
LNG sales* (Mt)	2.90	2.73	3.22	10%

*              Sales, Group share, excluding trading; 2012 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2012 SEC coefficient.

•                  Downstream (Refining & Chemicals and Marketing & Services)

Refined product sales by region (kb/d)*	1Q13	4Q12	1Q12	1Q13 vs 1Q12
Europe	1,978	1,964	2,066	-4%
Africa	448	413	392	+14%
Americas	481	435	441	+9%
Rest of world	505	531	568	-11%
Total consolidated sales	3,412	3,343	3,467	-2%
Includes bulk sales	521	545	501	+4%
Includes trading	1,176	1,092	1,226	-4%

*              Includes share of TotalErg.

Investments - Divestments

in millions of euros	1Q13	4Q12	1Q12	1Q13 vs 1Q12
Investments excluding acquisitions*	4,854	5,360	3,873	+25%
• Capitalized exploration	362	380	350	+3%
• Changes in non-current loans**	277	(181)	159	+74%
Acquisitions	934	578	1,832	-49%
Investments including acquisitions*	5,788	5,938	5,705	+1%
Asset sales	420	881	1,455	-71%
Net investments**	5,368	5,057	4,250	+26%

*              Includes changes in non-current loans.

**         Includes net investments in equity affiliates and non-consolidated companies + net financing for employee-related stock purchase plans.

Net-debt-to-equity ratio

in millions of euros	03/31/2013	12/31/2012	03/31/2012
Current borrowings	10,739	11,016	9,574
Net current financial assets	(535)	(1,386)	(1,322)
Net financial assets classified as held for sale	682	756	—
Non-current financial debt	22,875	22,274	22,428
Hedging instruments of non-current debt	(1,472)	(1,626)	(1,882)
Cash and cash equivalents	(13,415)	(15,469)	(13,330)
Net debt	18,874	15,565	15,468

Shareholders’ equity	73,846	71,185	69,862
Estimated dividend payable	(2,666)	(1,299)	(2,573)
Minority interests	1,785	1,280	1,274
Equity	72,965	71,166	68,563

Net-debt-to-equity ratio	25.9%	21.9%	22.6%

Return on average capital employed

•                  Twelve months ended March 31, 2013

in millions of euros	Upstream	Refining & Chemicals	Marketing & Services
Adjusted net operating income	10,554	1,695	954
Capital employed at 03/31/2012*	57,382	15,790	7,484
Capital employed at 03/31/2013*	67,187	17,096	7,503
ROACE	16.9%	10.3%	12.7%

*            At replacement cost (excluding after-tax inventory effect).

•                  Full-year 2012

in millions of euros	Upstream	Refining & Chemicals	Marketing & Services
Adjusted net operating income	11,145	1,376	830
Capital employed at 12/31/2011*	56,910	15,454	6,852
Capital employed at 12/31/2012*	63,862	15,726	6,986
ROACE	18.5%	8.8%	12.0%

*            At replacement cost (excluding after-tax inventory effect).

MAIN INDICATORS

Chart updated around the middle of the month following the end of each quarter.

	€/ $	European refining margins ERMI* ($/t)**	Brent ($/b)	Average liquids price*** ($/b)	Average gas price ($/Mbtu)***
First quarter 2013	1.32	26.9	112 .6	106.7	7.31
Fourth quarter 2012	1.30	33.9	110.1	106.4	6.94
Third quarter 2012	1.25	51.0	109.5	107.6	6.00
Second quarter 2012	1.28	38.2	108.3	101.6	7.10
First quarter 2012	1.31	20.9	118.6	115.2	7.16

*                            European Refining Margin Indicator (ERMI) is an indicator intended to represent the margin after variable costs for a hypothetical complex refinery located around Rotterdam in Northern Europe that processes a mix of crude oil and other inputs commonly supplied to this region to produce and market the main refined products at prevailing prices in this region. The indicator margin may not be representative of the actual margins achieved by the Group in any period because of the Group’s particular refinery configurations, product mix effects or other company-specific operating conditions.

**                       1 $/t = 0.136 $/b.

***                  Consolidated subsidiaries, excluding fixed margin contracts.

Disclaimer: these data are based on TOTAL’s reporting and are not audited. They are subject to change.

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

(M€) (a)	1st quarter 2013	4th quarter 2012	1st quarter 2012
Sales	48,130	49,868	51,168
Excise taxes	(4,196)	(4,399)	(4,393)
Revenues from sales	43,934	45,469	46,775

Purchases, net of inventory variation	(30,530)	(31,854)	(32,041)
Other operating expenses	(5,352)	(6,277)	(5,080)
Exploration costs	(307)	(504)	(356)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,160)	(2,413)	(1,838)
Other income	31	474	289
Other expense	(1,532)	(239)	(96)

Financial interest on debt	(169)	(160)	(187)
Financial income from marketable securities & cash equivalents	22	33	35
Cost of net debt	(147)	(127)	(152)

Other financial income	103	123	85
Other financial expense	(128)	(110)	(136)

Equity in net income (loss) of affiliates	718	392	541

Income taxes	(3,042)	(2,557)	(4,311)
Consolidated net income	1,588	2,377	3,680
Group share	1,537	2,341	3,668
Non-controlling interests	51	36	12
Earnings per share (€)	0.68	1.04	1.63
Fully-diluted earnings per share (€)	0.68	1.03	1.62

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

(M€)	1st quarter 2013	4th quarter 2012	1st quarter 2012
Consolidated net income	1,588	2,377	3,680
Other comprehensive income

Actuarial gains and losses	169	(437)	(1)
Tax effect	(66)	190	(2)
Items not potentially reclassifiable to profit and loss	103	(247)	(3)

Currency translation adjustment	951	(987)	(1,048)
Available for sale financial assets	(4)	4	(66)
Cash flow hedge	11	29	70
Share of other comprehensive income of equity affiliates, net amount	94	(31)	162
Other	(8)	—	(7)

Tax effect	(2)	(9)	(11)
Items potentially reclassifiable to profit and loss	1,042	(994)	(900)

Total other comprehensive income (net amount)	1,145	(1,241)	(903)

Comprehensive income	2,733	1,136	2,777
- Group share	2,649	1,131	2,792
- Non-controlling interests	84	5	(15)

CONSOLIDATED BALANCE SHEET

TOTAL

(M€)	March 31, 2013	December 31, 2012	March 31, 2012
	(unaudited)		(unaudited)
ASSETS
Non-current assets
Intangible assets, net	13,552	12,858	13,231
Property, plant and equipment, net	70,680	69,332	65,082
Equity affiliates : investments and loans	15,139	13,759	13,194
Other investments	1,223	1,190	2,958
Hedging instruments of non-current financial debt	1,472	1,626	1,882
Deferred income taxes	2,568	2,279	1,780
Other non-current assets	2,846	2,663	2,331
Total non-current assets	107,480	103,707	100,458

Current assets
Inventories, net	17,095	17,397	18,886
Accounts receivable, net	21,995	19,206	22,811
Other current assets	10,898	10,086	10,346
Current financial assets	624	1,562	1,471
Cash and cash equivalents	13,415	15,469	13,330
Assets classified as held for sale	4,555	3,797	—
Total current assets	68,582	67,517	66,844
Total assets	176,062	171,224	167,302

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares	5,915	5,915	5,911
Paid-in surplus and retained earnings	71,751	70,116	69,207
Currency translation adjustment	(478)	(1,504)	(1,866)
Treasury shares	(3,342)	(3,342)	(3,390)
Total shareholders’ equity - Group Share	73,846	71,185	69,862
Non-controlling interests	1,785	1,280	1,274
Total shareholders’ equity	75,631	72,465	71,136

Non-current liabilities
Deferred income taxes	12,877	12,132	11,774
Employee benefits	3,503	3,744	3,321
Provisions and other non-current liabilities	11,554	11,585	10,579
Non-current financial debt	22,875	22,274	22,428
Total non-current liabilities	50,809	49,735	48,102

Current liabilities
Accounts payable	21,809	21,648	22,647
Other creditors and accrued liabilities	15,254	14,698	15,694
Current borrowings	10,739	11,016	9,574
Other current financial liabilities	89	176	149
Liabilities directly associated with the assets classified as held for sale	1,731	1,486	—
Total current liabilities	49,622	49,024	48,064
Total liabilities and shareholders’ equity	176,062	171,224	167,302

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M€)	1st quarter 2013	4th quarter 2012	1st quarter 2012
CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income	1,588	2,377	3,680
Depreciation, depletion and amortization	2,306	2,801	2,103
Non-current liabilities, valuation allowances and deferred taxes	77	358	358
Impact of coverage of pension benefit plans	—	—	—
(Gains) losses on disposals of assets	1,418	(456)	(281)
Undistributed affiliates’ equity earnings	(353)	119	34
(Increase) decrease in working capital	(1,403)	636	(674)
Other changes, net	85	30	47
Cash flow from operating activities	3,718	5,865	5,267

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(4,913)	(6,038)	(5,227)
Acquisitions of subsidiaries, net of cash acquired	(16)	8	(121)
Investments in equity affiliates and other securities	(582)	(89)	(198)
Increase in non-current loans	(473)	(504)	(394)
Total expenditures	(5,984)	(6,623)	(5,940)
Proceeds from disposals of intangible assets and property, plant and equipment	420	482	567
Proceeds from disposals of subsidiaries, net of cash sold	—	317	34
Proceeds from disposals of non-current investments	—	82	854
Repayment of non-current loans	196	685	235
Total divestments	616	1,566	1,690
Cash flow used in investing activities	(5,368)	(5,057)	(4,250)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	—	—	31
- Treasury shares	—	—	—
Dividends paid:
- Parent company shareholders	(1,333)	(1,332)	(1,286)
- Non-controlling interests	(2)	(4)	(2)
Other transactions with non-controlling interests	357	—	—
Net issuance (repayment) of non-current debt	2,850	144	1,664
Increase (decrease) in current borrowings	(3,232)	(862)	(1,101)
Increase (decrease) in current financial assets and liabilities	892	23	(929)
Cash flow used in financing activities	(468)	(2,031)	(1,623)
Net increase (decrease) in cash and cash equivalents	(2,118)	(1,223)	(606)
Effect of exchange rates	64	(141)	(89)
Cash and cash equivalents at the beginning of the period	15,469	16,833	14,025
Cash and cash equivalents at the end of the period	13,415	15,469	13,330

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TOTAL

			Paid-in
			surplus and	Currency			Shareholders’	Non-	Total
	Common shares issued		retained	translation	Treasury shares		equity Group	controlling	shareholders’
(M€)	Number	Amount	earnings	adjustment	Number	Amount	Share	interests	equity

As of January 1, 2012	2,363,767,313	5,909	65,430	(1,004)	(109,554,173)	(3,390)	66,945	1,352	68,297
Net income of the first quarter	—	—	3,668	—	—	—	3,668	12	3,680
Other comprehensive Income	—	—	(6)	(870)	—	—	(876)	(27)	(903)
Comprehensive Income	—	—	3,662	(870)	—	—	2,792	(15)	2,777
Dividend	—	—	—	—	—	—	—	(2)	(2)
Issuance of common shares	778,664	2	29	—	—	—	31	—	31
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	—	—	2,752	—	—	—	—
Share-based payments	—	—	37	—	—	—	37	—	37
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	11	8	—	—	19	(19)	—
Other items	—	—	38	—	—	—	38	(42)	(4)
As of March 31, 2012	2,364,545,977	5,911	69,207	(1,866)	(109,551,421)	(3,390)	69,862	1,274	71,136
Net income from April 1 to December 31, 2012	—	—	6,941	—	—	—	6,941	135	7,076
Other comprehensive Income	—	—	(763)	364	—	—	(399)	(13)	(412)
Comprehensive Income	—	—	6,178	364	—	—	6,542	122	6,664
Dividend	—	—	(5,237)	—	—	—	(5,237)	(102)	(5,339)
Issuance of common shares	1,387,169	4	(3)	—	—	—	1	—	1
Purchase of treasury shares	—	—	—	—	(1,800,000)	(68)	(68)	—	(68)
Sale of treasury shares (1)	—	—	(116)	—	2,959,782	116	—	—	—
Share-based payments	—	—	109	—	—	—	109	—	109
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	—	(2)	—	—	(2)	3	1
Other items	—	—	(22)	—	—	—	(22)	(17)	(39)
As of December 31, 2012	2,365,933,146	5,915	70,116	(1,504)	(108,391,639)	(3,342)	71,185	1,280	72,465
Net income of the first quarter	—	—	1,537	—	—	—	1,537	51	1,588
Other comprehensive Income	—	—	85	1,027	—	—	1,112	33	1,145
Comprehensive Income	—	—	1,622	1,027	—	—	2,649	84	2,733
Dividend	—	—	—	—	—	—	—	(2)	(2)
Issuance of common shares	480	—	—	—	—	—	—	—	—
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	—	—	220	—	—	—	—
Share-based payments	—	—	42	—	—	—	42	—	42
Share cancellation	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	(65)	(1)	—	—	(66)	423	357
Other items	—	—	36	—	—	—	36	—	36
As of March 31, 2013	2,365,933,626	5,915	71,751	(478)	(108,391,419)	(3,342)	73,846	1,785	75,631

(1) Treasury shares related to the restricted stock grants.

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

1st quarter 2013 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,452	21,618	20,999	61	—	48,130
Intersegment sales	7,335	9,914	108	51	(17,408)	—
Excise taxes	—	(830)	(3,366)	—	—	(4,196)
Revenues from sales	12,787	30,702	17,741	112	(17,408)	43,934
Operating expenses	(6,115)	(30,067)	(17,208)	(207)	17,408	(36,189)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,710)	(298)	(145)	(7)	—	(2,160)
Operating income	4,962	337	388	(102)	—	5,585
Equity in net income (loss) of affiliates and other items	(846)	72	(32)	(2)	—	(808)
Tax on net operating income	(2,896)	(79)	(115)	21	—	(3,069)
Net operating income	1,220	330	241	(83)	—	1,708
Net cost of net debt						(120)
Non-controlling interests						(51)
Net income						1,537

1st quarter 2013 (adjustments) (a) (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	2	—	—	—	—	2
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	2	—	—	—	—	2
Operating expenses	—	(69)	(21)	—	—	(90)
Depreciation, depletion and amortization of tangible assets and mineral interests	—	(4)	—	—	—	(4)
Operating income (b)	2	(73)	(21)	—	—	(92)
Equity in net income (loss) of affiliates and other items	(1,420)	(10)	(10)	—	—	(1,440)
Tax on net operating income	172	30	7	—	—	209
Net operating income (b)	(1,246)	(53)	(24)	—	—	(1,323)
Net cost of net debt						—
Non-controlling interests						(3)
Net income						(1,326)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	(67)	(21)	—
On net operating income	—	(34)	(14)	—

1st quarter 2013 (adjusted) (M€) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,450	21,618	20,999	61	—	48,128
Intersegment sales	7,335	9,914	108	51	(17,408)	—
Excise taxes	—	(830)	(3,366)	—	—	(4,196)
Revenues from sales	12,785	30,702	17,741	112	(17,408)	43,932
Operating expenses	(6,115)	(29,998)	(17,187)	(207)	17,408	(36,099)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,710)	(294)	(145)	(7)	—	(2,156)
Adjusted operating income	4,960	410	409	(102)	—	5,677
Equity in net income (loss) of affiliates and other items	574	82	(22)	(2)	—	632
Tax on net operating income	(3,068)	(109)	(122)	21	—	(3,278)
Adjusted net operating income	2,466	383	265	(83)	—	3,031
Net cost of net debt						(120)
Non-controlling interests						(48)
Ajusted net income						2,863
Adjusted fully-diluted earnings per share (€)						1.26

(a) Except for earnings per share.

1st quarter 2013 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	5,255	533	187	9	—	5,984
Total divestments	543	27	38	8	—	616
Cash flow from operating activities	4,150	(288)	(93)	(51)	—	3,718

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

4th quarter 2012 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,988	22,169	21,669	42	—	49,868
Intersegment sales	8,081	11,013	148	59	(19,301)	—
Excise taxes	—	(959)	(3,440)	—	—	(4,399)
Revenues from sales	14,069	32,223	18,377	101	(19,301)	45,469
Operating expenses	(7,892)	(31,885)	(17,945)	(214)	19,301	(38,635)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,752)	(491)	(160)	(10)	—	(2,413)
Operating income	4,425	(153)	272	(123)	—	4,421
Equity in net income (loss) of affiliates and other items	692	57	(122)	13	—	640
Tax on net operating income	(2,519)	45	(82)	3	—	(2,553)
Net operating income	2,598	(51)	68	(107)	—	2,508
Net cost of net debt						(131)
Non-controlling interests						(36)
Net income						2,341

4th quarter 2012 (adjustments) (a) (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	13	—	—	—	—	13
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	13	—	—	—	—	13
Operating expenses	(571)	(337)	(102)	—	—	(1,010)
Depreciation, depletion and amortization of tangible assets and mineral interests	(66)	(204)	(8)	—	—	(278)
Operating income (b)	(624)	(541)	(110)	—	—	(1,275)
Equity in net income (loss) of affiliates and other items	240	(29)	(123)	(13)	—	75
Tax on net operating income	296	152	34	(2)	—	480
Net operating income (b)	(88)	(418)	(199)	(15)	—	(720)
Net cost of net debt						—
Non-controlling interests						20
Net income						(700)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	(351)	(111)	—
On net operating income	—	(236)	(74)	—

4th quarter 2012 (adjusted) (M€) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,975	22,169	21,669	42	—	49,855
Intersegment sales	8,081	11,013	148	59	(19,301)	—
Excise taxes	—	(959)	(3,440)	—	—	(4,399)
Revenues from sales	14,056	32,223	18,377	101	(19,301)	45,456
Operating expenses	(7,321)	(31,548)	(17,843)	(214)	19,301	(37,625)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,686)	(287)	(152)	(10)	—	(2,135)
Adjusted operating income	5,049	388	382	(123)	—	5,696
Equity in net income (loss) of affiliates and other items	452	86	1	26	—	565
Tax on net operating income	(2,815)	(107)	(116)	5	—	(3,033)
Adjusted net operating income	2,686	367	267	(92)	—	3,228
Net cost of net debt						(131)
Non-controlling interests						(56)
Ajusted net income						3,041
Adjusted fully-diluted earnings per share (€)						1.34

(a) Except for earnings per share.

4th quarter 2012 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	5,518	573	508	24	—	6,623
Total divestments	1,415	101	46	4	—	1,566
Cash flow from operating activities	4,429	502	1,024	(90)	—	5,865

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

1st quarter 2012 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	6,177	23,096	21,852	43	—	51,168
Intersegment sales	8,234	11,815	231	45	(20,325)	—
Excise taxes	—	(804)	(3,588)	(1)	—	(4,393)
Revenues from sales	14,411	34,107	18,495	87	(20,325)	46,775
Operating expenses	(6,535)	(33,053)	(17,987)	(227)	20,325	(37,477)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,393)	(314)	(122)	(9)	—	(1,838)
Operating income	6,483	740	386	(149)	—	7,460
Equity in net income (loss) of affiliates and other items	543	92	(69)	117	—	683
Tax on net operating income	(3,989)	(215)	(156)	2	—	(4,358)
Net operating income	3,037	617	161	(30)	—	3,785
Net cost of net debt						(105)
Non-controlling interests						(12)
Net income						3,668

1st quarter 2012 (adjustments) (a) (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(25)	—	—	—	—	(25)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(25)	—	—	—	—	(25)
Operating expenses	—	783	63	(65)	—	781
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—	—	—
Operating income (b)	(25)	783	63	(65)	—	756
Equity in net income (loss) of affiliates and other items	—	23	(21)	110	—	112
Tax on net operating income	5	(253)	(22)	(7)	—	(277)
Net operating income (b)	(20)	553	20	38	—	591
Net cost of net debt						—
Non-controlling interests						(3)
Net income						588

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	783	63	—
On net operating income	—	553	40	—

1st quarter 2012 (adjusted) (M€) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	6,202	23,096	21,852	43	—	51,193
Intersegment sales	8,234	11,815	231	45	(20,325)	—
Excise taxes	—	(804)	(3,588)	(1)	—	(4,393)
Revenues from sales	14,436	34,107	18,495	87	(20,325)	46,800
Operating expenses	(6,535)	(33,836)	(18,050)	(162)	20,325	(38,258)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,393)	(314)	(122)	(9)	—	(1,838)
Adjusted operating income	6,508	(43)	323	(84)	—	6,704
Equity in net income (loss) of affiliates and other items	543	69	(48)	7	—	571
Tax on net operating income	(3,994)	38	(134)	9	—	(4,081)
Adjusted net operating income	3,057	64	141	(68)	—	3,194
Net cost of net debt						(105)
Non-controlling interests						(9)
Ajusted net income						3,080
Adjusted fully-diluted earnings per share (€)						1.36

(a) Except for earnings per share.

1st quarter 2012 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	5,306	429	198	7	—	5,940
Total divestments	748	141	45	756	—	1,690
Cash flow from operating activities	5,766	(36)	(444)	(19)	—	5,267

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

(unaudited)

1st quarter 2013 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	48,128	2	48,130
Excise taxes	(4,196)	—	(4,196)
Revenues from sales	43,932	2	43,934

Purchases net of inventory variation	(30,442)	(88)	(30,530)
Other operating expenses	(5,350)	(2)	(5,352)
Exploration costs	(307)	—	(307)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,156)	(4)	(2,160)
Other income	31	—	31
Other expense	(97)	(1,435)	(1,532)

Financial interest on debt	(169)	—	(169)
Financial income from marketable securities & cash equivalents	22	—	22
Cost of net debt	(147)	—	(147)

Other financial income	103	—	103
Other financial expense	(128)	—	(128)

Equity in net income (loss) of affiliates	723	(5)	718

Income taxes	(3,251)	209	(3,042)
Consolidated net income	2,911	(1,323)	1,588
Group share	2,863	(1,326)	1,537
Non-controlling interests	48	3	51

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

1st quarter 2012 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	51,193	(25)	51,168
Excise taxes	(4,393)	—	(4,393)
Revenues from sales	46,800	(25)	46,775

Purchases net of inventory variation	(32,887)	846	(32,041)
Other operating expenses	(5,015)	(65)	(5,080)
Exploration costs	(356)	—	(356)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,838)	—	(1,838)
Other income	179	110	289
Other expense	(92)	(4)	(96)

Financial interest on debt	(187)	—	(187)
Financial income from marketable securities & cash equivalents	35	—	35
Cost of net debt	(152)	—	(152)

Other financial income	85	—	85
Other financial expense	(136)	—	(136)

Equity in net income (loss) of affiliates	535	6	541

Income taxes	(4,034)	(277)	(4,311)
Consolidated net income	3,089	591	3,680
Group share	3,080	588	3,668
Non-controlling interests	9	3	12

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

TOTAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST THREE MONTHS OF 2013

(unaudited)

1)             Accounting policies

The interim consolidated financial statements of TOTAL S.A. and its subsidiaries (the Group) as of March 31, 2013 are presented in Euros and have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”. The accounting policies applied for the consolidated financial statements as of March 31, 2013 do not differ significantly from those applied for the consolidated financial statements as of December 31, 2012 which have been prepared on the basis of IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as issued by the IASB (International Accounting Standard Board), with the exception of those texts or amendments that must be applied for periods beginning the January 1st 2013 described in note 1X of the Notes to the consolidated financial statements for the year ended December 31, 2012:

•                  The revised standard IAS 19 “Employee benefits” applicable retrospectively from January 1st, 2013, led in particular to the full recognition of the net position in respect of employee benefits obligations (liabilities net of assets) in the balance sheet, to the elimination of the corridor approach previously used by the Group, the elimination of the depreciation of past services costs, and to the obligation to evaluate the expected return on plan assets on a normative basis (via the discount rate used to value the debt).

The application of this standard had an impact on January 1st, 2013 and as of March 31, 2013 (the first comparative period presented) of an increase in employee benefit provisions of €2.8 billion and €1.8 billion respectively, and a decrease in equity of €2.8 billion and €1.8 billion before tax (€1.7 billion and €1.1 billion after tax). The impact on the profit for 2012 is not significant. In accordance with the transitional rules of IAS 19 revised, the comparative periods were restated to take into account the retrospective application of the standard.

•                  Application of standards on consolidation: IFRS 10 “Consolidated financial statements”, IFRS 11 “Joint arrangements”, IFRS 12 “Disclosure of interests in other entities”, IAS 27 revised “Separate financial statements” and IAS 28 revised “Investments in associates and joint ventures”. The application of these standards did not have a material effect on the Group’s consolidated balance sheet, income statement and shareholder’s equity as of March 31, 2013.

•                  The application of standards IFRS 13 “Fair value measurement” and IAS 1 revised “Presentation of financial statements” did not have a material effect on the Group’s consolidated balance sheet, statement of income and shareholder’s equity as of March 31, 2013.

The preparation of financial statements in accordance with IFRS requires the executive management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of preparation of the financial statements and reported income and expenses for the period. The executive management reviews these estimates and assumptions on an ongoing basis, by reference to past experience and various other factors considered as reasonable which form the basis for assessing the carrying amount of assets and liabilities. Actual results may differ significantly from these estimates, if different assumptions or circumstances apply. These judgments and estimates relate principally to the application of the successful efforts method for the oil and gas accounting, the valuation of long-lived assets, the provisions for asset retirement obligations and environmental remediation, the pensions and post-retirement benefits and the income tax computation. These estimates and assumptions are described in the Notes to the consolidated financial statements as of December 31, 2012.

Furthermore, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the executive management applies its judgment to define and apply accounting policies that will lead to relevant and reliable information, so that the financial statements:

•        give a true and fair view of the Group’s financial position, financial performance and cash flows;

•        reflect the substance of transactions;

•        are neutral;

•        are prepared on a prudent basis; and

•        are complete in all material aspects.

Pursuant to the accrual basis of accounting followed by the Group, the financial statements reflect the effects of transactions and other events when they occur. Assets and liabilities such as property, plant and equipment and intangible assets are usually measured at cost. Financial assets and liabilities are usually measured at fair value.

2)             Changes in the Group structure, main acquisitions and divestments

➢     Upstream

•                  TOTAL finalized in February 2013 the acquisition of an additional 6% interest in the Ichthys liquefied natural gas (LNG) project from its partner INPEX. TOTAL’s overall equity stake in the Ichthys LNG project will increase from 24% to 30%.

•                  TOTAL finalized in February 2013 the sale to INPEX of a 9.99% indirect interest in offshore Angola Block 14.

•                  On March 27, 2013, TOTAL entered into an agreement for the sale to Suncor Energy Inc. of its 49% interest in the Voyageur upgrader project, which is located in the Canadian province of Alberta and intended to upgrade bitumen from the Fort Hills and Joslyn mines. The transaction amounted to US$506 million (€383 million). The mining development projects of Fort Hills and Joslyn continue according to the production evacuation logistics studies jointly conducted with Suncor. The sale entails a net loss of €1,247 million.

3)             Adjustment items

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL and which is reviewed by the main operational decision-making body of the Group, namely the Executive committee.

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as adjustment item reflects for some transactions differences between internal measure of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items and the effect of changes in fair value.

The detail of the adjustment items is presented in the table below.

ADJUSTMENTS TO OPERATING INCOME

(M€)		Upstream	Refining & Chemicals	Marketing & Services	Corporate	Total
1st quarter 2013	Inventory valuation effect	—	(67)	(21)	—	(88)
	Effect of changes in fair value	2	—	—	—	2
	Restructuring charges	—	(2)	—	—	(2)
	Asset impairment charges	—	(4)	—	—	(4)
	Other items	—	—	—	—	—
Total		2	(73)	(21)	—	(92)
1st quarter 2012	Inventory valuation effect	—	783	63	—	846
	Effect of changes in fair value	(25)	—	—	—	(25)
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	—	—	—	—
	Other items	—	—	—	(65)	(65)
Total		(25)	783	63	(65)	756

ADJUSTMENTS TO NET INCOME GROUP SHARE

(M€)		Upstream	Refining & Chemicals	Marketing & Services	Corporate	Total
1st quarter 2013	Inventory valuation effect	—	(34)	(17)	—	(51)
	Effect of changes in fair value	1	—	—	—	1
	Restructuring charges	—	(16)	(10)	—	(26)
	Asset impairment charges	—	(3)	—	—	(3)
	Gains (losses) on disposals of assets	(1,247)	—	—	—	(1,247)
	Other items	—	—	—	—	—
Total		(1,246)	(53)	(27)	—	(1,326)
1st quarter 2012	Inventory valuation effect	—	553	37	—	590
	Effect of changes in fair value	(20)	—	—	—	(20)
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	—	(20)	—	(20)
	Gains (losses) on disposals of assets	—	—	—	80	80
	Other items	—	—	—	(42)	(42)
Total		(20)	553	17	38	588

4)             Shareholders’ equity

Treasury shares (TOTAL shares held by TOTAL S.A.)

As of March 31, 2013, TOTAL S.A. held 8,060,151 of its own shares, representing 0.34% of its share capital, detailed as follows:

•                  7,994,400 shares allocated to TOTAL restricted shares plans for Group employees; and

•                  65,751 shares intended to be allocated to new TOTAL share purchase option plans or to new restricted shares plans.

These 8,060,151 shares are deducted from the consolidated shareholders’ equity.

Treasury shares (TOTAL shares held by Group subsidiaries)

As of March 31, 2013, TOTAL S.A. held indirectly through its subsidiaries 100,331,268 of its own shares, representing 4.24% of its share capital, detailed as follows:

•                  2,023,672 shares held by a consolidated subsidiary, Total Nucléaire, 100% indirectly controlled by TOTAL S.A.;

•                  98,307,596 shares held by subsidiaries of Elf Aquitaine (Financière Valorgest, Sogapar and Fingestval), 100% indirectly controlled by TOTAL S.A.

These 100,331,268 shares are deducted from the consolidated shareholders’ equity.

Dividend

TOTAL S.A. paid three quarterly interim dividends for the fiscal year 2012:

•                 A first quarterly dividend for the fiscal year 2012 of €0.57 per share, decided by the Board of Directors on April 26, 2012, was paid on September 27, 2012.

•                  A second quarterly dividend for the fiscal year 2012 of €0.59 per share, decided by the Board of Directors on July 26, 2012, was paid on December 20, 2012.

•                  A third quarterly dividend for the fiscal year 2012 of €0.59 per share, decided by the Board of Directors on October 30, 2012, was paid on March 21, 2013.

A resolution will be submitted at the shareholders’ meeting on May 17, 2013 to pay a dividend of €2.34 per share for the 2012 fiscal year, i.e. a balance of €0.59 per share to be distributed after deducting the quarterly interim dividend of €0.57 and the two quarterly interim dividends of €0.59 per share that have already been paid. This remainder will be paid on June 27, 2013 (the ex-dividend date will be June 24, 2013).

Other comprehensive income

Detail of other comprehensive income showing items reclassified from equity to net income is presented in the table below:

(M€)	1st quarter 2013		1st quarter 2012

Actuarial gains and losses		169		(1)
Tax effect		(66)		(2)
Items not potentially reclassifiable to profit or loss		103		(3)

Currency translation adjustment		951		(1,048)
- unrealized gain/(loss) of the period	937		(1,049)
- less gain/(loss) included in net income	(14)		(1)

Available for sale financial assets		(4)		(66)
- unrealized gain/(loss) of the period	(4)		41
- less gain/(loss) included in net income	—		107

Cash flow hedge		11		70
- unrealized gain/(loss) of the period	(85)		133
- less gain/(loss) included in net income	(96)		63

Share of other comprehensive income of equity affiliates, net amount		94		162

Other		(8)		(7)
- unrealized gain/(loss) of the period	(8)		(7)
- less gain/(loss) included in net income	—		—

Tax effect		(2)		(11)
Items potentially reclassifiable to profit or loss		1,042		(900)

Total other comprehensive income, net amount		1,145		(903)

Tax effects relating to each component of other comprehensive income are as follows:

	1st quarter 2013			1st quarter 2012
(M€)	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount

Actuarial gains and losses	169	(66)	103	(1)	(2)	(3)
Items not potentially reclassifiable to profit or loss	169	(66)	103	(1)	(2)	(3)
Currency translation adjustment	951		951	(1,048)		(1,048)
Available for sale financial assets	(4)	2	(2)	(66)	16	(50)
Cash flow hedge	11	(4)	7	70	(27)	43
Share of other comprehensive income of equity affiliates, net amount	94		94	162		162
Other	(8)		(8)	(7)		(7)
Items potentially reclassifiable to profit or loss	1,044	(2)	1,042	(889)	(11)	(900)
Total other comprehensive income	1,213	(68)	1,145	(890)	(13)	(903)

5)             Financial debt

The Group issued bonds through its subsidiaries Total Capital International and Total Capital Canada during the first three months of 2013:

–            Bond 1.450% 2013-2018 (1,000 million USD)

–            Bond US Libor 3 months + 38 bp 2013-2016 (1,000 million USD)

–            Bond 2.750% 2013-2023 (1,000 million USD)

–            Bond 0.750% 2013-2016 (250 million USD increase of an existing 2012-2016 Bond)

–            Bond 4.000% 2013-2018 (150 million AUD)

–            Bond 2.125% 2013-2023 (250 million EUR increase of an 2012-2023 existing Bond)

The Group reimbursed bonds during the first three months of 2013:

–            Bond 4.125% 2007-2013 (600 million EUR)

–            Bond 5.500% 2007-2013 (350 million GBP)

–            Bond 7.500% 2008-2013 (200 million AUD)

–            Bond 4.500% 2003-2013 (30 million USD)

In the context of its active cash management, the Group may temporarily increase its current borrowings, particularly in the form of commercial paper. The changes in current borrowings, cash and cash equivalents and current financial assets resulting from this cash management in the quarterly financial statements are not necessarily representative of a longer-term position.

6)             Related parties

The related parties are principally equity affiliates and non-consolidated investments. There were no major changes concerning transactions with related parties during the first three months of 2013.

7)                   Other risks and contingent liabilities

TOTAL is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the Group.

Antitrust investigations

The principal antitrust proceedings in which the Group’s companies are involved are described thereafter.

Refining & Chemicals segment

As part of the spin-off of Arkema1 in 2006, TOTAL S.A. or certain other Group companies agreed to grant Arkema a guarantee for potential monetary consequences related to antitrust proceedings arising from events prior to the spin-off.

This guarantee covers, for a period of ten years from the date of the spin-off, 90% of amounts paid by Arkema related to (i) fines imposed by European authorities or European member-states for competition law violations, (ii) fines imposed by U.S. courts or antitrust authorities for federal antitrust violations or violations of the competition laws of U.S. states, (iii) damages awarded in civil proceedings related to the government proceedings mentioned above, and (iv) certain costs related to these proceedings. The guarantee related to anti-competition violations in Europe applies to amounts above a €176.5 million threshold. On the other hand, the agreements provide that Arkema will indemnify TOTAL S.A. or any Group company for 10% of any amount that TOTAL S.A. or any Group company are required to pay under any of the proceedings covered by this guarantee, in Europe.

If one or more individuals or legal entities, acting alone or together, directly or indirectly holds more than one-third of the voting rights of Arkema, or if Arkema transfers more than 50% of its assets (as calculated under the enterprise valuation method, as of the date of the transfer) to a third party or parties acting together, irrespective of the type or number of transfers, this guarantee will become void.

-               In the United States, civil liability lawsuits, for which TOTAL S.A. has been named as the parent company, are closed without significant impact on the Group’s financial position.

-               In Europe, since 2006, the European Commission has fined companies of the Group in its configuration prior to the spin-off following five investigations launched by the European Commission between 2000 and 2004, four of which are closed, the fifth is on hold pending a decision following the appeal of Arkema and the concerned companies of the Group.

In financial terms, the fines imposed by the European Commission following the five investigations reach an overall amount of €385.47 million, entirely settled as of today. As a result, once the threshold provided for by the guarantee is deducted, the overall amount assumed and paid by the Group since the spin-off in accordance with the guarantee amounted to €188.07 million2, to which an amount of €31.31 million of interest has been added. These amounts were not modified during the first quarter of 2013 financial year.

-               In addition, civil proceedings against Arkema and other groups of companies were initiated in 2009 and 2011, respectively, before German and Dutch courts by third parties for alleged damages pursuant to two of the above mentioned legal proceedings. TOTAL S.A. was summoned to serve notice of the dispute before the German court. At this point, the probability to have a favorable verdict and the financial impacts of these proceedings remain uncertain due to the number of legal difficulties they give rise to, the lack of documented claims and evaluations of the alleged damages.

Arkema began implementing compliance procedures in 2001 that are designed to prevent its employees from violating antitrust provisions. However, it is not possible to exclude the possibility that the relevant authorities could commence additional proceedings involving Arkema regarding events prior to the spin-off, as well as Elf Aquitaine and/or TOTAL S.A. based on their status as parent company.

Within the framework of all of the legal proceedings described above, a €17 million reserve remains booked in the Group’s consolidated financial statements as of March 31, 2013.

1 Arkema is used in this section to designate those companies of the Arkema group whose ultimate parent company is Arkema S.A. Arkema became an independent company after being spun-off from TOTAL S.A. in May 2006.

2 This amount does not take into account a case that led to Arkema, prior to Arkema’s spin-off from TOTAL, and Elf Aquitaine being fined jointly €45 million and Arkema being fined €13.5 million.

Marketing & Services segment

-               Pursuant to a statement of objections received by Total Nederland N.V. and TOTAL S.A. (based on its status as parent company) from the European Commission, Total Nederland N.V. was fined €20.25 million in 2006, for which TOTAL S.A. was held jointly liable for €13.5 million. TOTAL S.A. lodged an appeal against this decision that was dismissed at the end of September 2012. The fine and interest were paid during the first quarter of 2013.

-               In addition, pursuant to a statement of objections received by Total Raffinage Marketing (formerly Total France) and TOTAL S.A. from the European Commission regarding a product line of the Marketing & Services segment, Total Raffinage Marketing was fined €128.2 million in 2008, which has been paid, and for which TOTAL S.A. was held jointly liable based on its status as parent company. The appeal against this decision lodged by the Group is still pending before the relevant European court.

-               In addition, the civil proceedings against TOTAL S.A., Total Raffinage Marketing and other companies initiated before UK and Dutch courts by third parties for alleged damages in connection with the prosecutions brought by the European Commission are ongoing. At this point, the probability to have a favorable verdict and the financial impacts of these procedures remain uncertain due to the number of legal difficulties they gave rise to, the lack of documented claims and evaluations of the alleged damages.

Within the framework of the legal proceedings described above, a €6 million reserve remains booked in the Group’s consolidated financial statements as of March 31, 2013.

In early 2013, a civil proceeding was initiated against TOTAL S.A. and its subsidiary Total Aviazione Italia Srl before the competent Italian civil courts. The plaintiff claims against TOTAL S.A., its subsidiary and other third parties, damages that it estimates to be nearly €908 million. This procedure initiated by the plaintiff follows practices that had been sanctioned by the Italian competition authority in 2006. Given the multiple defendants engaged in these proceedings and the disproportionate nature of the alleged damages in view of the justifications provided, this proceeding is not expected to have a material effect on the Group’s financial situation, even if it is not possible at this stage to precisely determine the financial impact of the demand on the Group.

Whatever the evolution of the proceedings described above, the Group believes that their outcome should not have a material adverse effect on the Group’s financial situation or consolidated results.

Grande Paroisse

An explosion occurred at the Grande Paroisse industrial site in the city of Toulouse in France on September 21, 2001. Grande Paroisse, a former subsidiary of Atofina which became a subsidiary of Elf Aquitaine Fertilisants on December 31, 2004, as part of the reorganization of the Chemicals segment, was principally engaged in the production and sale of agricultural fertilizers. The explosion, which involved a stockpile of ammonium nitrate pellets, destroyed a portion of the site and caused the death of thirty-one people, including twenty-one workers at the site, and injured many others. The explosion also caused significant damage to certain property in part of the city of Toulouse.

This plant has been closed and individual assistance packages have been provided for employees. The site has been rehabilitated.

On December 14, 2006, Grande Paroisse signed, under the supervision of the city of Toulouse, the deed whereby it donated the former site of the AZF plant to the greater agglomeration of Toulouse (CAGT) and the Caisse des dépôts et consignations and its subsidiary ICADE. Under this deed, TOTAL S.A. guaranteed the site remediation obligations of Grande Paroisse and granted a €10 million endowment to the InNaBioSanté research foundation as part of the setting up of a cancer research center at the site by the city of Toulouse.

After having articulated several hypotheses, the Court-appointed experts did not maintain in their final report filed on May 11, 2006, that the accident was caused by pouring a large quantity of a chlorine compound over ammonium nitrate. Instead, the experts have retained a scenario where a container of chlorine compound sweepings was poured between a layer of wet ammonium nitrate covering the floor and a quantity of dry agricultural nitrate at a location not far from the principal storage site. This is claimed to have caused an explosion which then spread into the main storage site. Grande Paroisse was investigated based on this new hypothesis in 2006; Grande Paroisse is contesting this explanation, which it believes to be based on elements that are not factually accurate.

On July 9, 2007, the investigating magistrate brought charges against Grande Paroisse and the former Plant Manager before the criminal chamber of the Court of Appeal of Toulouse. In late 2008, TOTAL S.A. and Mr. Thierry Desmarest were summoned to appear in Court pursuant to a request by a victims association.

On November 19, 2009, the Toulouse Criminal Court acquitted both the former Plant Manager, and Grande Paroisse due to the lack of reliable evidence for the explosion. The Court also ruled that the summonses against TOTAL S.A. and Mr. Thierry Desmarest, Chairman and CEO at the time of the disaster were inadmissible.

Due to the presumption of civil liability that applied to Grande Paroisse, the Court declared Grande Paroisse civilly liable for the damages caused by the explosion to the victims in its capacity as custodian and operator of the plant.

The Prosecutor’s office, together with certain third parties, has appealed the Toulouse Criminal Court verdict. In order to preserve its rights, Grande Paroisse lodged a cross-appeal with respect to civil charges.

By its decision of September 24, 2012, the Court of Appeal of Toulouse (Cour d’appel de Toulouse) upheld the lower court verdict pursuant to which the summonses against TOTAL S.A. and Mr. Thierry Desmarest were determined to be inadmissible. This element of the decision has been appealed by certain third parties before the French Supreme Court (Cour de cassation).

The Court of Appeal considered, however, that the explosion was the result of the chemical accident described by the court-appointed experts. Accordingly, it convicted the former Plant Manager and Grande Paroisse. This element of the decision has been appealed by the former Plant Manager and Grande Paroisse before the French Supreme Court (Cour de cassation), which has the effect of suspending their criminal sentences.

A compensation mechanism for victims was set up immediately following the explosion. €2.3 billion was paid for the compensation of claims and related expenses amounts. A €15.5 million reserve remains booked in the Group’s consolidated financial statements as of March 31, 2013.

Blue Rapid and the Russian Olympic Committee — Russian regions and Interneft

Blue Rapid, a Panamanian company, and the Russian Olympic Committee filed a claim for damages with the Paris Commercial Court against Elf Aquitaine, alleging a so-called non-completion by a former subsidiary of Elf Aquitaine of a contract related to an exploration and production project in Russia negotiated in the early 1990s. Elf Aquitaine believed this claim to be unfounded and opposed it. On January 12, 2009, the Commercial Court of Paris rejected Blue Rapid’s claim against Elf Aquitaine and found that the Russian Olympic Committee did not have standing in the matter. Blue Rapid and the Russian Olympic Committee appealed this decision. On June 30, 2011, the Court of Appeal of Paris dismissed as inadmissible the claim of Blue Rapid and the Russian Olympic Committee against Elf Aquitaine, notably on the grounds of the contract having lapsed. Blue Rapid and the Russian Olympic Committee appealed this decision to the French Supreme Court.

In connection with the same facts, and fifteen years after the termination of the exploration and production contract, a Russian company, which was held not to be the contracting party to the contract, and two regions of the Russian Federation that were not even parties to the contract, launched an arbitration procedure against the aforementioned former subsidiary of Elf Aquitaine that was liquidated in 2005, claiming alleged damages of U.S.$ 22.4 billion. For the same reasons as those successfully adjudicated by Elf Aquitaine against Blue Rapid and the Russian Olympic Committee, the Group considers this claim to be unfounded as a matter of law and fact. The Group has lodged a criminal complaint to denounce the fraudulent claim of which the Group believes it is a victim and, has taken and reserved its rights to take other actions and measures to defend its interests.

Iran

In 2003, the United States Securities and Exchange Commission (SEC) followed by the Department of Justice (DoJ) issued a formal order directing an investigation in connection with the pursuit of business in Iran by certain oil companies including, among others, TOTAL.

The inquiry concerns an agreement concluded by the Company with consultants concerning gas fields in Iran and aims to verify whether certain payments made under this agreement would have benefited Iranian officials in violation of the Foreign Corrupt Practices Act (FCPA) and the Company’s accounting obligations. The Company fully cooperates with these investigations.

Since 2010, the Company has been in discussions with U.S. authorities (DoJ and SEC) to consider, as it is often the case in these kinds of proceedings, an out-of-court settlement, which would terminate the investigation in exchange for TOTAL respecting a number of obligations, including the payment of a fine and civil compensation, without admission of guilt.

U.S. authorities have proposed draft agreements that could be accepted by TOTAL. Consequently, and although discussions have not yet been finalized, a provision of $398 million, unchanged since its booking as of June 30, 2012 and reflecting the best estimate of potential costs associated with the resolution of these proceedings, remains booked in the Group’s consolidated financial statements as of March 31, 2013.

In this same affair, TOTAL and its Chief Executive Officer, President of the Middle East at the time of the facts, have been placed under formal investigation, following a judicial inquiry initiated in France in 2006.

At this point, the Company considers that the resolution of these cases is not expected to have a significant impact on the Group’s financial situation or consequences on its future planned operations.

Libya

In June 2011, the United States Securities and Exchange Commission (SEC) issued to certain oil companies - including, among others, TOTAL - a formal request for information related to their operations in Libya. TOTAL cooperates with this non public investigation.

Oil-for-Food Program

Several countries have launched investigations concerning possible violations related to the United Nations (UN) Oil-for-Food Program in Iraq.

Pursuant to a French criminal investigation, certain current or former Group Employees were placed under formal criminal investigation for possible charges as accessories to the misappropriation of Corporate assets and as accessories to the corruption of foreign public agents. The Chairman and Chief Executive Officer of the Company, formerly President of the Group’s Exploration & Production division, was also placed under formal investigation in October 2006. In 2007, the criminal investigation was closed and the case was transferred to the Prosecutor’s office. In 2009, the Prosecutor’s office recommended to the investigating magistrate that the case against the Group’s current and former employees and TOTAL’s Chairman and Chief Executive Officer not be pursued.

In early 2010, despite the recommendation of the Prosecutor’s office, a new investigating magistrate, having taken over the case, decided to indict TOTAL S.A. on bribery charges as well as complicity and influence peddling. The indictment was brought eight years after the beginning of the investigation without any new evidence being introduced.

In October 2010, the Prosecutor’s office recommended to the investigating magistrate that the case against TOTAL S.A., the Group’s current and former employees and TOTAL’s Chairman and Chief Executive Officer not be pursued. However, by ordinance notified in early August 2011, the investigating magistrate on the matter decided to send the case to trial. The hearings started on January 21, 2013 and ended on February 20, 2013. The judgment of the Criminal Court is expected to be rendered on July 8, 2013.

The Company believes that its activities related to the Oil-for-Food Program have been in compliance with this program, as organized by the UN in 1996.

The Volcker report released by the independent investigating Committee set up by the UN discarded any grounds for bribery within the framework of the Oil-for-Food Program with respect to TOTAL.

Italy

As part of an investigation led by the Prosecutor of the Republic of the Potenza Court, Total Italia and certain Group employees were the subject of an investigation related to certain calls for tenders that Total Italia made for the preparation and development of an oil field. On February 16, 2009, as a preliminary measure before the proceedings went before the Court, the preliminary investigation judge of Potenza served notice to Total Italia of a decision that would have suspended the concession for this field for one year. Total Italia appealed the decision by the preliminary investigation judge before the Court of Appeal of Potenza. In a decision dated April 8, 2009, the Court reversed the suspension of the concession and appointed for one year, i.e. until February 16, 2010, a judicial administrator to supervise the operations related to the development of the concession, allowing the Tempa Rossa project to continue.

The criminal investigation was closed in the first half of 2010. In May 2012, the Judge of the preliminary hearing decided to dismiss the charges for some of the Goup’s employees and refer the case for trial on a reduced number of charges. The trial started on September 26, 2012.

In 2010, Total Italia’s exploration and production operations were transferred to Total E&P Italia and refining and marketing operations were merged with those of Erg Petroli.

Rivunion

On July 9, 2012, the Swiss Tribunal Fédéral (Switzerland’s Supreme Court) rendered its decision against Rivunion, a wholly-owned subsidiary of Elf Aquitaine, confirming a tax reassessment in the amount of CHF 171 million (excluding interest for late payment, yet to be calculated by the competent authorities). According to the Tribunal, Rivunion was held liable as tax collector of withholding taxes owed by the beneficiaries of taxable services. Rivunion, in liquidation since March 13, 2002 and unable to recover the amounts corresponding to the withholding taxes in restitution from said beneficiaries in order to meet its fiscal obligations, has been subject to insolvency proceedings since November 1, 2012.

8)             Information by business segment

1st quarter 2013 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,452	21,618	20,999	61	—	48,130
Intersegment sales	7,335	9,914	108	51	(17,408)	—
Excise taxes	—	(830)	(3,366)	—	—	(4,196)
Revenues from sales	12,787	30,702	17,741	112	(17,408)	43,934
Operating expenses	(6,115)	(30,067)	(17,208)	(207)	17,408	(36,189)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,710)	(298)	(145)	(7)	—	(2,160)
Operating income	4,962	337	388	(102)	—	5,585
Equity in net income (loss) of affiliates and other items	(846)	72	(32)	(2)	—	(808)
Tax on net operating income	(2,896)	(79)	(115)	21	—	(3,069)
Net operating income	1,220	330	241	(83)	—	1,708
Net cost of net debt						(120)
Non-controlling interests						(51)
Net income						1,537

1st quarter 2013 (adjustments) (a) (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	2	—	—	—	—	2
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	2	—	—	—	—	2
Operating expenses	—	(69)	(21)	—	—	(90)
Depreciation, depletion and amortization of tangible assets and mineral interests	—	(4)	—	—	—	(4)
Operating income (b)	2	(73)	(21)	—	—	(92)
Equity in net income (loss) of affiliates and other items	(1,420)	(10)	(10)	—	—	(1,440)
Tax on net operating income	172	30	7	—	—	209
Net operating income (b)	(1,246)	(53)	(24)	—	—	(1,323)
Net cost of net debt						—
Non-controlling interests						(3)
Net income						(1,326)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	(67)	(21)	—
On net operating income	—	(34)	(14)	—

1st quarter 2013 (adjusted) (M€) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,450	21,618	20,999	61	—	48,128
Intersegment sales	7,335	9,914	108	51	(17,408)	—
Excise taxes	—	(830)	(3,366)	—	—	(4,196)
Revenues from sales	12,785	30,702	17,741	112	(17,408)	43,932
Operating expenses	(6,115)	(29,998)	(17,187)	(207)	17,408	(36,099)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,710)	(294)	(145)	(7)	—	(2,156)
Adjusted operating income	4,960	410	409	(102)	—	5,677
Equity in net income (loss) of affiliates and other items	574	82	(22)	(2)	—	632
Tax on net operating income	(3,068)	(109)	(122)	21	—	(3,278)
Adjusted net operating income	2,466	383	265	(83)	—	3,031
Net cost of net debt						(120)
Non-controlling interests						(48)
Ajusted net income						2,863
Adjusted fully-diluted earnings per share (€)						1.26

(a) Except for earnings per share.

1st quarter 2013 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	5,255	533	187	9	—	5,984
Total divestments	543	27	38	8	—	616
Cash flow from operating activities	4,150	(288)	(93)	(51)	—	3,718

1st quarter 2012 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	6,177	23,096	21,852	43	—	51,168
Intersegment sales	8,234	11,815	231	45	(20,325)	—
Excise taxes	—	(804)	(3,588)	(1)	—	(4,393)
Revenues from sales	14,411	34,107	18,495	87	(20,325)	46,775
Operating expenses	(6,535)	(33,053)	(17,987)	(227)	20,325	(37,477)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,393)	(314)	(122)	(9)	—	(1,838)
Operating income	6,483	740	386	(149)	—	7,460
Equity in net income (loss) of affiliates and other items	543	92	(69)	117	—	683
Tax on net operating income	(3,989)	(215)	(156)	2	—	(4,358)
Net operating income	3,037	617	161	(30)	—	3,785
Net cost of net debt						(105)
Non-controlling interests						(12)
Net income						3,668

1st quarter 2012 (adjustments) (a) (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(25)	—	—	—	—	(25)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(25)	—	—	—	—	(25)
Operating expenses	—	783	63	(65)	—	781
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—	—	—
Operating income (b)	(25)	783	63	(65)	—	756
Equity in net income (loss) of affiliates and other items	—	23	(21)	110	—	112
Tax on net operating income	5	(253)	(22)	(7)	—	(277)
Net operating income (b)	(20)	553	20	38	—	591
Net cost of net debt						—
Non-controlling interests						(3)
Net income						588

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

On operating income	—	783	63	—
On net operating income	—	553	40	—

1st quarter 2012 (adjusted) (M€) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	6,202	23,096	21,852	43	—	51,193
Intersegment sales	8,234	11,815	231	45	(20,325)	—
Excise taxes	—	(804)	(3,588)	(1)	—	(4,393)
Revenues from sales	14,436	34,107	18,495	87	(20,325)	46,800
Operating expenses	(6,535)	(33,836)	(18,050)	(162)	20,325	(38,258)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,393)	(314)	(122)	(9)	—	(1,838)
Adjusted operating income	6,508	(43)	323	(84)	—	6,704
Equity in net income (loss) of affiliates and other items	543	69	(48)	7	—	571
Tax on net operating income	(3,994)	38	(134)	9	—	(4,081)
Adjusted net operating income	3,057	64	141	(68)	—	3,194
Net cost of net debt						(105)
Non-controlling interests						(9)
Ajusted net income						3,080
Adjusted fully-diluted earnings per share (€)						1.36

(a) Except for earnings per share.

1st quarter 2012 (M€)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	5,306	429	198	7	—	5,940
Total divestments	748	141	45	756	—	1,690
Cash flow from operating activities	5,766	(36)	(444)	(19)	—	5,267

9)             Reconciliation of the information by business segment with consolidated financial statements

1st quarter 2013 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	48,128	2	48,130
Excise taxes	(4,196)	—	(4,196)
Revenues from sales	43,932	2	43,934

Purchases net of inventory variation	(30,442)	(88)	(30,530)
Other operating expenses	(5,350)	(2)	(5,352)
Exploration costs	(307)	—	(307)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,156)	(4)	(2,160)
Other income	31	—	31
Other expense	(97)	(1,435)	(1,532)

Financial interest on debt	(169)	—	(169)
Financial income from marketable securities & cash equivalents	22	—	22
Cost of net debt	(147)	—	(147)

Other financial income	103	—	103
Other financial expense	(128)	—	(128)

Equity in net income (loss) of affiliates	723	(5)	718

Income taxes	(3,251)	209	(3,042)
Consolidated net income	2,911	(1,323)	1,588
Group share	2,863	(1,326)	1,537
Non-controlling interests	48	3	51

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

1st quarter 2012 (M€)	Adjusted	Adjustments (a)	Consolidated statement of income

Sales	51,193	(25)	51,168
Excise taxes	(4,393)	—	(4,393)
Revenues from sales	46,800	(25)	46,775

Purchases net of inventory variation	(32,887)	846	(32,041)
Other operating expenses	(5,015)	(65)	(5,080)
Exploration costs	(356)	—	(356)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,838)	—	(1,838)
Other income	179	110	289
Other expense	(92)	(4)	(96)

Financial interest on debt	(187)	—	(187)
Financial income from marketable securities & cash equivalents	35	—	35
Cost of net debt	(152)	—	(152)

Other financial income	85	—	85
Other financial expense	(136)	—	(136)

Equity in net income (loss) of affiliates	535	6	541

Income taxes	(4,034)	(277)	(4,311)
Consolidated net income	3,089	591	3,680
Group share	3,080	588	3,668
Non-controlling interests	9	3	12

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

10)      Changes in progress in the group structure

➢                                     Upstream

•                  TOTAL signed in April 2013 an agreement for the sale of 100% of Transport et Infrastructures Gaz France (TIGF) with a consortium comprising Snam, EDF and GIC (Government of Singapore Investment Corporation). This transaction remains subject to the approval by the relevant authorities. At March 31, 2013 the assets and liabilities of the company have been respectively classified in the consolidated balance sheet in “assets classified as held for sale” for an amount of €1,425 million and “liabilities directly associated with the assets classified as held for sale” for an amount of €879 million. The assets and liabilities concerned mainly include tangible assets for an amount of €1,260 million and non-current financial debt for an amount of €802 million.

•                  TOTAL has put up for sale its interest in the Upstream in Trinidad & Tobago. At March 31, 2013 the assets and liabilities have been respectively classified in the consolidated balance sheet in “assets classified as held for sale” for an amount of €272 million and “liabilities directly associated with the assets classified as held for sale” for an amount of €99 million. The assets concerned mainly include tangible assets for an amount of €235 million.

•                  TOTAL announced in November 2012 the finalization of an agreement for the sale in Nigeria of its 20% interest in block OML 138 to a subsidiary of China Petrochemical Corporation (Sinopec). This transaction remains subject to the approval by the relevant authorities. At March 31, 2013 the assets and liabilities have been respectively classified in the consolidated balance sheet in “assets classified as held for sale” for an amount of €1,862 million and “liabilities directly associated with the assets classified as held for sale” for an amount of €536 million. The assets concerned mainly include tangible assets for an amount of €1,395 million.

•                  TOTAL announced in March the finalization of an agreement to sell a 25% interest in the Tempa Rossa field in Italy to a subsidiary of Mitsui. The transaction remains subject to the approval by the relevant authorities. At March 31, 2013 the assets have been classified in the consolidated balance sheet in “assets classified as held for sale” for an amount of €477 million. The assets concerned include intangible assets for an amount of €249 million and tangible assets for an amount of €228 million.

➢                             Refining & Chemicals

•                  TOTAL announced in February 2013 that it had received a firm offer from the Borealis Group for its fertilizing businesses in Europe. This offer will now be presented to the employee representatives concerned, as part of the information and consultation procedures. At March 31, 2013 the assets and liabilities have been respectively classified in the consolidated balance sheet in “assets classified as held for sale” for an amount of €519 million and “liabilities directly associated with the assets classified as held for sale” for an amount of €217 million.